BOISE PAPER HOLDINGS, L.L.C.

BOISE FINANCE COMPANY

1111 West Jefferson Street, Suite 200

Boise, Idaho 83702

June 10, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-4

Ladies and Gentlemen:

Pursuant to the Registration Statement on Form S-4 (File Nos. 333-166936 and 333-166936-01 through 333-166936-12) filed on May 18, 2010, in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993), Boise Paper Holdings, L.L.C. and Boise Finance Company and each of the guarantors set forth on the signature page hereto (collectively, the “Registrants”) are registering under the Securities Act of 1933, as amended (the “Securities Act”), an exchange offer (the “Exchange Offer”) of 9% Senior Notes due 2017 that were issued by Boise Paper Holdings, L.L.C. and Boise Finance Company (the “Issuers”) and guaranteed by each of the other Registrants (the “Guarantors”) on October 26, 2009 (such notes, the “Old Notes”) for the 9% Senior Notes due 2017 to be issued by the Issuers and guaranteed by the Guarantors (the “Exchange Notes”). The Registrants represent as follows:

1. The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the applicable Exchange Offer, such person (i) cannot rely on the position of the

Staff enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.

3. The Registrants acknowledge that such a secondary resale transaction by such person participating in either Exchange Offer for the purpose of distributing the applicable Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

4. The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives applicable Exchange Notes in exchange for such Old Notes pursuant to the applicable Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Exchange Notes.

5. The Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree the following additional provisions:

(a)	If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the applicable Exchange Notes.

(b)	If the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Old Notes pursuant to the applicable Exchange Offer.

6. With respect to any broker-dealer that participates in the Exchange Offer with respect to Old Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or any of the Registrants’ affiliates to distribute the Exchange Notes.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

BOISE PAPER HOLDINGS, L.L.C.
BOISE FINANCE COMPANY BOISE CO-ISSUER COMPANY BZ INTERMEDIATE HOLDINGS LLC
BOISE PACKAGING & NEWSPRINT, L.L.C. BOISE WHITE PAPER, L.L.C. BOISE CASCADE TRANSPORTATION HOLDINGS CORP.
BOISE WHITE PAPER SALES CORP. BOISE WHITE PAPER HOLDINGS CORP. BEMIS CORPORATION
B C T INC. INTERNATIONAL FALLS POWER COMPANY MINNESOTA, DAKOTA & WESTERN RAILWAY COMPANY

By:	/S/ KAREN E. GOWLAND
Name:	Karen E. Gowland
Title:	Vice President, General Counsel and Secretary